VIA EDGAR Correspondence

May 1, 2009

United States Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 6030)

Washington, D.C. 20549-5628

Attn: Mr. Tony Burak

Staff Accountant

Chief Accountants Office-Investment Management

RE:         The Alger American Fund Annual Report Dec. 31, 2009

Dear Mr. Burak:

In response to your call from April 2, 2009, we have prepared the following to address a further discussion of the Fund performance which addresses the factors that affected performance for each fund, a description of each fund’s performance and each fund’s benchmark performance.

Alger American MidCap Growth Portfolio

For the six months ending December 31, 2008, the Alger American MidCap Growth Portfolio returned -50.25%, compared to the Russell MidCap Growth Index with a return of -40.26%.

During the period, the largest portfolio weightings in the Alger American Midcap Growth Portfolio were in the Information Technology and Health Care sectors. The largest sector overweight for the period was in Information Technology (+7.2%). The largest sector underweight for the period was in Consumer Discretionary (-6%). Relative outperformance in the Financials (+-110 bps) and Utilities (+145 bps) sectors were the most important contributors to performance. There were no sectors that detracted from the portfolio during the period.

Among the most important relative contributors were Metabolix Inc. (+48 bps), Murphy Oil Corp. (+41 bps), Intuitive Surgical Inc. (+40 bps), Cliffs Natural Resources Inc. (+38 bps), and Hansen Natural Corp. (+36 bps). Conversely, detracting from overall results on a relative basis were McDermott International Inc. (-274 bps), Research In Motion Ltd. (-177 bps), Satyam Computer Services Ltd. (ADS) (-176 bps), Weatherford International Ltd. (-162 bps), and National Oilwell Varco Inc. (-156 bps).

Alger American SmallCap Growth Portfolio

Prior to May 1, 2008, the Portfolio’s name was The Alger American Small Capitalization Portfolio.

For the six months ending December 31, 2008, The Alger American SmallCap Growth Portfolio returned -36.26% compared to the Russell 2000 Growth Indexi, which returned -32.51%.

During the period, the largest portfolio weightings in the Alger American SmallCap Growth Portfolio were in the Information Technology and Health Care sectors. The largest sector overweight for the period was in Information Technology (+4%). The largest sector underweight for the period was in Health Care (-3.9%). Relative outperformance in the Financials (+102 bps) and Utilities (+-3 bps) sectors were the most important contributors to performance. There were no sectors that detracted from the portfolio during the period.

Among the most important relative contributors were Thoratec Corp. (+50 bps), AECOM Technology Corp. (+50 bps), Optimer Pharmaceuticals Inc. (+49 bps), Gentiva Health Services Inc. (+47 bps), and AirTran Holdings Inc. (+37 bps). Conversely, detracting from overall results on a relative basis were Tenet Healthcare Corp. (-123 bps), T-3 Energy Services Inc. (-108 bps), Central European Distribution Corp. (-107 bps), Bucyrus International Inc. (-103 bps), and Mariner Energy Inc. (-101 bps).

Alger American Capital Appreciation Portfolio

Prior to May 1, 2008, the Portfolio’s name was The Alger American Leveraged AllCap Portfolio.

Alger American Capital Appreciation Portfolio returned -36.40% for the six months ending December 31, 2008, compared to the Russell 3000 Growth Indexii return of -32.32%.

During the period, the largest portfolio weightings in the Alger American Capital Appreciation Portfolio were in the Information Technology and Health Care sectors. The largest sector overweight for the period was in Health Care (+2.6%). The largest sector underweight for the period was in Industrials (-4.6%). Relative outperformance in the Financials (+-71 bps) and Utilities (+91 bps) sectors were the most important contributors to performance. There were no sectors that detracted from the portfolio during the period.

Among the most important relative contributors were Google Inc. (Cl A) (+80 bps), Microsoft Corp. (+71 bps), Cisco Systems Inc. (+70 bps), Lockheed Martin Corp. (+45 bps), and Monsanto Co. (+38 bps). Conversely, detracting from overall results on a relative basis were Research In Motion Ltd. (-195 bps), Weatherford International Ltd. (-177 bps), Freeport-McMoRan Copper & Gold Inc. (-163 bps), JA Solar Holdings Co. Ltd. (ADS) (-128 bps), and Newfield Exploration Co. (-110 bps).

Alger American LargeCap Growth Portfolio

Prior to July 1, 2008, the Portfolio’s name was The Alger American Growth Portfolio.

The Alger American LargeCap Growth Portfolio returned -37.87% for the six months ending December 31, 2008, compared with a return of -32.31% for the Russell 1000 Growth Indexiii.

During the period, the largest portfolio weightings in the Alger American LargeCap Growth Portfolio were in the Information Technology and Consumer Staples sectors. The largest sector overweight for the period was in Financials (+3.3%). The largest sector underweight for the period was in Health Care (-4.7%). Relative outperformance in the Energy (+34 bps) and Telecommunication Services (+30 bps) sectors were the most important contributors to performance. There were no sectors that detracted from the portfolio during the period.

Among the most important relative contributors were QUALCOMM Inc. (+52 bps), Chevron Corp. (+38 bps), Weatherford International Ltd. (+37 bps), Consol Energy Inc. (+33 bps), and Wyeth (+31 bps). Conversely, detracting from overall results on a relative basis were McDermott International Inc. (-195 bps), Freeport-McMoRan Copper & Gold Inc. (-166 bps), Research In Motion Ltd. (-141 bps), MEMC Electronic Materials Inc. (-111 bps), and Yamana Gold Inc. (-92 bps).

Alger American Income and Growth Portfolio

The Alger American Income and Growth Portfolio returned -30.07% for the six months ending December 31, 2008, compared to the Russell 1000 Growth Index return of -32.31%.

During the period, the largest portfolio weightings in the Alger American Income & Growth Portfolio were in the Consumer Staples and Information Technology sectors. The largest sector overweight for the period was in Financials (+7.3%). The largest sector underweight for the period was in Information Technology (-14.7%). Relative outperformance in the Energy (+123 bps) and Telecommunication Services (+10 bps) sectors were the most important contributors to performance. There were no sectors that detracted from the portfolio during the period.

Among the most important relative contributors were Apple Inc. (+65 bps), Google Inc. (Cl A) (+45 bps), QUALCOMM Inc. (+35 bps), Cisco Systems Inc. (+32 bps), and Nymex Holdings (+32 bps). Conversely, detracting from overall results on a relative basis were General Electric Co. (-93 bps), Take-Two Interactive Software Inc. (-89 bps), AllianceBernstein Holding L.P. (-81 bps), JPMorgan Chase & Co. (-70 bps), and Diamond Offshore Drilling Inc. (-65 bps).

Alger American Balanced Portfolio

The Alger American Balanced Portfolio returned –34.90% for the six months ending December 31, 2008, compared to the Russell 1000 Growth Index, which returned -32.31%.

During the period, the largest portfolio weightings in the Alger American Balanced Portfolio were in the Information Technology and Consumer Staples sectors. The largest sector overweight for the period was in Financials (+5.5%). The largest sector underweight for the period was in Information Technology (-5%). Relative outperformance in the Telecommunication Services (+28 bps) and Energy (+27 bps) sectors were the most important contributors to performance. There were no sectors that detracted from the portfolio during the period.

Among the most important relative contributors were Nymex Holdings (+39 bps), QUALCOMM Inc. (+29 bps), Cisco Systems Inc. (+21 bps), Monsanto Co. (+21 bps), and Intel Corp. (+19 bps). Conversely, detracting from overall results on a relative basis were Take-Two Interactive Software Inc. (-89 bps), McDermott International Inc. (-82 bps), Transocean Ltd. (-82 bps), CME Group Inc.  (Cl A) (-81 bps), and Freeport-McMoRan Copper & Gold Inc. (-81 bps).

Alger American SmallCap and MidCap Growth Portfolio

The inception date of the Alger American SmallCap and MidCap Growth Portfolio was January 2, 2008.

Alger American SmallCap and MidCap Growth Portfolio returned -39.48% for the six month period ending December 31, 2008, compared to the Russell 2500 Growth Indexiv return of -36.51%.

During the period, the largest portfolio weightings in the Alger American SmallCap & MidCap Growth Portfolio were in the Information Technology and Health Care sectors. The largest sector overweight for the period was in Health Care (+6.8%). The largest sector underweight for the period was in Consumer Staples (-11.3%). Relative outperformance in the Financials (+78 bps) and Utilities (+63 bps) sectors were the most important contributors to performance. There were no sectors that detracted from the portfolio during the period.

Among the most important relative contributors were Thoratec Corp. (+61 bps), AirTran Holdings Inc. (+47 bps), AECOM Technology Corp. (+47 bps), ImClone Systems (+34 bps), and AMERIGROUP Corp. (+31 bps). Conversely, detracting from overall results on a relative basis were Tenet Healthcare Corp. (-114 bps), Community Health Systems Inc. (-98 bps), Carrizo Oil & Gas Inc. (-97 bps), Central European Distribution Corp. (-95 bps), and T-3 Energy Services Inc. (-95 bps).

In response to your second inquiry regarding Ms. Hilary Alger, Ms. Alger is an “interested person” (as defined in the Investment Company Act of 1940) of the Funds by virtue of her ownership control of Alger Associates, which controls Fred Alger Management, Inc. the Fund’s adviser.

Should you require any additional information or have any questions, please don’t hesitate to contact me at (212) 806-8838 or email me at bmullen@alger.com.

Sincerely,

Barry J. Mullen

Senior Vice President

Chief Compliance Officer

BM/cm

Enclosures

May 1, 2009

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Tony Burak

Re:	The Alger American Fund
(File Nos.: 811-05550, 33-21722)

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Registrant acknowledges the following:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE ALGER AMERICAN FUND

By:	/s/ Hal Liebes
	Name:	Hal Liebes
	Title:	Secretary